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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. 2 ) *

                           Genovese Drug Stores, Inc.
                                (Name of Issuer)

                 Class A Common Stock, par value $1.00 per share
                         (Title of Class of Securities)

                                    372442202
                                 (CUSIP Number)

                              Gene L. Wexler, Esq.
                           Genovese Drug Stores, Inc.
                                 80 Marcus Drive
                            Melville, New York 11747
                                 (516) 845-8433
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                December 28, 1995
             (Date of Event which Requires Filing of this Statement)

If the reporting person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)

(See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


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*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 5 Pages
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  CUSIP No. 372442202                 13D                      Page 2 of 5 Pages
--------------------------------------------------------------------------------
     1      NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
            Leonard Genovese
--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                        (b) / /
--------------------------------------------------------------------------------
     3      SEC USE ONLY
--------------------------------------------------------------------------------
     4      SOURCE OF FUNDS*
            OO
--------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) or 2(e)                                   / /
--------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF ORGANIZATION
            United States of America
--------------------------------------------------------------------------------
                            7     SOLE VOTING POWER
                                  Class A Common Stock                 1,857,171
                          ------------------------------------------------------
    NUMBER OF               8     SHARED VOTING POWER
      SHARES                      Class A Common Stock                 1,574,854
   BENEFICIALLY           ------------------------------------------------------
     OWNED BY
  EACH REPORTING            9     SOLE DISPOSITIVE POWER
   PERSON WITH                    Class A Common Stock                 1,857,171
                          ------------------------------------------------------
                           10     SHARED DISPOSITIVE POWER
                                  Class A Common Stock                 1,574,854
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            Class A Common Stock                       3,432,025
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                         / /
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            Class A Common Stock                       38.1%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*
            IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                Page 2 of 5 Pages
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ITEM 1.  SECURITY AND ISSUER.

                 The securities to which this statement relates are the Class A Common Stock, par value $1.00 per share (the "Class A Common Stock"), of Genovese Drug Stores, Inc., a Delaware corporation (the "Company"). The principal offices of the Company are located at 80 Marcus Drive, Melville, New York 11747.

ITEM 2.  IDENTITY AND BACKGROUND.

                 (a)  Name:

                          Leonard Genovese

                 (b)  Business Address:

                          Genovese Drug Stores, Inc.
                          80 Marcus Drive
                          Melville, New York  11747

                 (c) Employment and Name, Principal Business and Business Address of Employer:

                          The reporting person is the Chairman of the Board,
                 President and Chief Executive Officer of the Company. The principal business of the Company is the operation of retail drug stores. The business address of the Company is 80 Marcus Drive, Melville, New York 11747.

                 (d)  Criminal Convictions:

                          During the last five years, the reporting person has
                 not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                 (e)  Civil Proceedings Regarding Securities Violations:

                          During the last five years, the reporting person has
                 not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                 (f)  Citizenship:

                          United States of America

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                 Not Applicable.

ITEM 4.  PURPOSE OF TRANSACTION.

                 The reporting person does not have any plans or proposals which would relate to or result in:

                 (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

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                 (b)  An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

                 (c) A sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

                 (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

                 (e) Any material change in the present capitalization or dividend policy of the Company;

                 (f) Any other material change in the Company's business or corporate structure;

                 (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

                 (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                 (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to
                      Section 12(g)(4) of the Securities Exchange Act of 1934 (the "Exchange Act"); or

                 (j)  Any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                 (a) - (b) At the date hereof, the reporting person has the sole power to vote and dispose of 1,857,171 shares of Class A Common Stock and the shared power to vote and dispose of 1,574,854 shares of Class A Common Stock. Of the aggregate number of shares shown as beneficially owned by the reporting person, 3,322,233 are beneficially owned in the form of the Company's Class B Common Stock, par value $1.00 per share ("Class B Common Stock"), which class is not registered as a class of equity securities under the Exchange Act but which can be converted within 60 days into an equal number of shares of Class A Common Stock. Of such number of shares of Class B Common Stock, 569,366 shares are beneficially owned by the reporting person as trustee under the Trust of the Will of the late Joseph Genovese, Sr. and 1,574,854 shares are beneficially owned by the reporting person as a trustee under the Trust of the Will of the late Joseph Genovese, Jr. The reporting person also holds options to purchase 52,382 shares of Class A Common Stock. The Class A Common Stock beneficially owned by the reporting person represents 38.1% of the 5,632,764 shares of Class A Common Stock outstanding as of January 19, 1996 assuming the conversion and exercise of all shares of Class B Common Stock and options, respectively, held by the reporting person.

                 (c) On December 29, 1995, the reporting person disposed of 28,000 shares of Class A Common Stock by gifts to his children and grandchildren and 9,000 shares of Class A Common Stock by gifts to charity. On December 28, 1995, the reporting person was appointed a trustee of the Trust under the Will of the late Joseph Genovese, Jr., with shared voting and dispositive power with respect to the 1,574,854 shares of Class B Common Stock owned by such trust. The reporting person disclaims any beneficial ownership in any of such shares. Frances Genovese Wangberg is the beneficiary of such trust, and as such is entitled to dividends from and proceeds from the sale of the securities owned by such trust in accordance with the terms of such trust and applicable law. No other transactions representing the transfer of beneficial ownership of shares of Class A Common Stock were effected during the past 60 days by the reporting person.

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                 (d) The reporting person is the trustee of the Trust under the
Will of the late Joseph Genovese, Sr., with sole voting and dispositive power with respect to the 569,366 shares of Class B Common Stock owned by such trust. The reporting person disclaims any beneficial ownership in any of such shares. Viola Genovese is the beneficiary of such trust, and as such, is entitled to dividends from and proceeds from the sale of the securities owned by such trust in accordance with the terms of such trust and applicable law. The reporting person is a trustee of the Trust under the Will of the late Joseph Genovese, Jr., with shared voting and dispositive power with respect to the 1,574,854 shares of Class B Common Stock owned by such trust. The reporting person disclaims any beneficial ownership in any of such shares. Frances Genovese Wangberg is the beneficiary of such trust, and as such is entitled to dividends from and proceeds from the sale of the securities owned by such trust in accordance with the terms of such trust and applicable law.

                 Except as stated herein, to the best of the reporting person's knowledge, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities described in response to Item 5(c).

                 (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                 There are no contracts, arrangements, understandings or relationships (legal or otherwise) among or between the reporting person and any persons identified in Item 2 or any other persons with respect to any securities of the Company.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

                 None.

                                    SIGNATURE

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 6, 1995                By:   /s/ Leonard Genovese
                                          ----------------------------------
                                          Name:    Leonard Genovese


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